

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

<u>Via E-mail</u>
Mr. Richard Dea
Chief Financial Officer
iTalk, Inc.
2400 West Cypress Creek, Suite 111
Fort Lauderdale, FL 33309

> **Re: iTalk, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2013**
> **Filed December 16, 2013**
> **File No. 0-54664**

Dear Mr. Dea:

We issued a comment on the above captioned filing on February 27, 2014. On April 11, 2014, we issued a letter informing you that we will not waive the requirement of the audited and pro forma financial statements for an acquisition. As such, the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided the audited and pro forma financial statements for an acquisition, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Until you file these financial statements, we will not declare effective any registration statements or post-effective amendments. Further, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b) dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684, Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director